PUMA BIOTECHNOLOGY, INC.

10880 Wilshire Blvd, Suite 2150

Los Angeles, CA 90024

December 3, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: SiSi Cheng; Mark Brunhofer

Re:	Puma Biotechnology, Inc.

Form 10-K for the fiscal year ended December 31, 2017

Filed March 9, 2018

File No. 001-35703

Dear Ms. Cheng and Mr. Brunhofer:

This letter sets forth the responses of Puma Biotechnology, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed on March 9, 2018 (the “10-K”), contained in your letter dated November 19, 2018.

For convenience of reference, the comments contained in your November 19, 2018 letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in the letter, and is followed by the response of the Company.

Form 10-K for the Year Ended December 31, 2017

Risk Factors, page 29

1.

You disclose on page F-12 that your company has three customers who each accounted for 38%, 23% and 13% of your total revenue in 2017. Please confirm to us that in future filings you will disclose in the business or risk factors section the names of these customers and their relationship, if any, to your company, and clarify the extent to which you are dependent on these customers. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and confirms that in future filings it will disclose in the business or risk factor section the names of the customers that account for more than 10% of the Company’s revenue and their relationship, if any, to the Company, as well as the extent to which the Company is dependent on these customers, in accordance with Item 101(c)(1)(vii) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Research and Development Expenses, page 60

2.

Please tell us whether you track any component of your research and development expenses by drug candidate depicted in the chart on page 5. If so represent to us that you will revise your disclosure in future filings to disaggregate research and development expenses by drug candidate for each period presented. If not, tell us whether you can provide more granular information, perhaps by nature, such as manufacturing expenses, clinical trial costs, preclinical study expenses, etc. in order to provide more insight into your research and development activities. Otherwise tell us why you cannot provide such additional detail or why its disclosure is not warranted.

Response: The Company acknowledges the Staff’s comment, and submits to the Staff that it does not track any component of its research and development expenses by drug candidate. The Company respectfully notes that it is currently pursuing the development of a single compound, PB272 (neratinib), in various indications, dosage strengths and administration methods, as reflected on page 5 of the 10-K. While the Company has also in-licensed an additional compound, PB357, it is still considering options relative to its development. Given the Company’s research and development is focused on a single compound, a significant amount of the research and development efforts apply across each potential indication and it would not be feasible for the Company to attempt to allocate these costs across the potential indications. Moreover, a large portion of research and development expenses include internal costs, such as payroll and other personnel expenses, and external costs that are not tracked by program or by product candidate. The Company’s disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 60 of the 10-K describes the changes occurring each period in three categories: external costs (which primarily consist of clinical trial expenses and consultant and contractor expense, but also include costs such as legal fees, insurance costs and manufacturing expense); internal costs (which primarily consist of payroll-related costs, but also include equipment costs, travel expenses and supplies); and stock-based compensation. Within those categories, the Company further describes particular expenses that are driving those changes. The Company believes that this level of detail provides investors sufficient insight into the Company’s research and development activities and is consistent with the manner in which the management evaluates the Company’s research and development expenses. As a result, the Company does not believe additional detail is warranted.

Non-GAAP Financial Measures, page 61

3.

It appears that you are presenting non-GAAP adjusted net loss and net loss per share as liquidity measures based on your statement that these measures remove the impact of stock-based compensation due to your emphasis on cash burn and, more specifically, cash used in operations. As such, please revise to provide a reconciliation of adjusted net loss to the most directly comparable GAAP measure for a liquidity measure (i.e., cash flows from operations). In addition, please note that non-GAAP liquidity measures that measure cash generated must not be presented on a per share basis. Whether per share data is prohibited depends on whether the non-GAAP measure can be used as a liquidity measure, even if management presents it solely as a performance measure. Refer to Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretation.

Response: The Company acknowledges the Staff’s comment, and undertakes that it will not present non-GAAP adjusted net loss or net loss per share as liquidity measures in future filings, and will not present non-GAAP liquidity measures that measure cash generated on a per share basis.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Inventory, page F-11

4.

You disclose that inventory costs incurred prior to receipt of regulatory approval are charged to research and development costs when incurred. You also disclose here and in comparable disclosure on page 8 of your September 30, 2018 Form 10-Q that inventories on your period end balance sheets are comprised primarily of raw materials purchased subsequent to FDA approval of NERLYNX. Please tell us the following:

•	The dollar value of pre-approval inventory costs charged to research and development costs and the calendar years in which those costs were expensed.

•

An estimate of what cost of sales as a percentage of product revenue, net would have been for each quarter from the third quarter of 2017 through the third quarter of 2018 if you had not charged pre-approval inventory costs to research and development expenses.

•

The estimated amount of future product revenue, net from sales of the zero-cost/lowcost inventory (i.e. inventory that excludes costs charged to expense prior to regulatory approval) on hand at September 30, 2018 and the expected period of time over which it will be sold.

Response: In response to the Staff’s comment, the Company submits the following:

•

The Company recorded research and development expenses of $7.1 million in the year ended December 31, 2016 and $0.5 million in the year ended December 31, 2017 that consisted of pre-approval inventory costs.

•

The first of the following tables presents the cost of sales as a percentage of product revenue, net, based on the cost of sales as reported in the Company’s filings with the Commission (“Table A”); and the second of the following tables presents the Company’s estimate of what cost of sales as a percentage of product revenue, net would have been had the Company not charged pre-approval inventory costs to research and development expenses (“Table B”).

Table A

	Three Months Ended
(dollars in millions)	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018
Product revenue, net	$6,077	$21,608	$36,016	$50,767	$52,629
Cost of sales	$1,526	$4,046	$6,383	$8,831	$9,048
Cost of sales, as a percentage of product revenue, net	25.1%	18.7%	17.7%	17.4%	17.2%

Table B

	Three Months Ended
(dollars in millions)	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018
Product revenue, net	$6,077	$21,608	$36,016	$50,767	$52,629
Estimated cost of sales	$1,578	$4,216	$6,626	$9,055	$9,277
Estimated cost of sales, as a percentage of product revenue, net	26.0%	19.5%	18.4%	17.8%	17.6%

•

The Company expects that the low-cost inventory with the lowest value, which was finished except for labeling prior to the U.S. Food and Drug Administration’s approval of NERLYNX (neratinib), will be sold through by the end of 2019. The Company expects that the remaining inventory during that time period will be at approximately 45%-50% of standard cost and will be sold over the next three to four years, which may vary depending on numerous factors, including the Company’s sublicensing arrangements, the Company’s continued U.S. revenue ramp-up of NERLYNX (neratinib) and the potential use of the low-cost inventory in any clinical trials the Company may pursue.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Shayne Kennedy of Latham & Watkins LLP at (714) 755-8181 or me at (424) 248-6500.

Sincerely,

/s/ Alan H. Auerbach
Alan H. Auerbach
President and Chief Executive Officer

cc:	Maximo Nougues, Chief Financial Officer

Charles Eyler, Senior Vice President, Finance and Administration

Shayne Kennedy, of Latham & Watkins LLP